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[KTI INC. LOGO]

7000 BOULEVARD EAST
GUTTENBERG, NJ 07093
TEL. (201) 854-7777
FAX (201) 854-1771


NEWS RELEASE

FOR IMMEDIATE RELEASE


                  KTI, INC. ACQUIRES TWO HIGH GRADE PAPER PROCESSING FACILITIES AND PLASTICS PROCESSOR FIRST STATE RECYCLING

         GUTTENBERG, N.J. (AUG. 24, 1998) -- KTI, Inc. (Nasdaq: KTIE) announced today that it has completed the acquisition of Gaccione Bros. of Clifton, N.J. and Atlantic Coast Fibers of Passaic, N.J. The two companies will be merged together to create one of the country's largest high-grade paper processing facilities. The companies procure high-grade fibers from print shops and other industrial concerns that are ultimately processed and sold to paper and pulp mills.

         The paper processing transactions are valued at approximately $20 million in cash and stock. The price includes an earn out provision of approximately $5 million. The two acquisitions are expected to be accretive to earnings in the second half of 1998. Annual revenues from the two companies are in excess of $20 million.

         The company also has acquired First State Recycling, Inc., a value added plastics processor based in Wilmington, Del. The purchase price was $1.9 million in cash and KTI common stock. Through the first half of 1998, First State's annual run rate is approximately $4 million.

         In making the announcement, KTI President Martin J. Sergi said, "The two paper processing companies are excellent acquisitions that will be accretive in the fourth quarter. These two well established companies, which are highly synergistic with our rapidly growing paper recycling operations, provide us with revenue and profits as well as management talent and experience that will play an important role in the future growth of our recycling division. The new plastics processor, First State, will be integrated into the operations of Manner Resins and FCR's plastic processing unit to create a new operating entity for sourcing, transporting and processing recycled plastics. This acquisition will be immediately accretive to earnings."

                                       ***

         KTI is a fully integrated national waste management company whose core reputation was established in the waste-to-energy sector. KTI owns and operates two waste-to-energy facilities
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in Maine, three waste-to-energy facilities in Virginia, a biomass-to-energy plant in Florida and wood processing operations in Maine and Georgia. Collectively, these businesses handle in excess of 3,000,000 tons of material annually.

         KTI also owns and operates major recycling facilities in Boston, Newark and Chicago, a full-service environmental company based in Newington, New Hampshire, a Maryland company specializing in marketing post-industrial recycling plastics, a paper and metals recycling company in Biddeford, Maine and a world wide secondary fiber marketing company based in Portland, Oregon. It also holds a majority interest in America's only commercially operational municipal waste ash recycling facility in Nashville, Tennessee.

         For further information, contact Marty Sergi at KTI, Inc. (201) 854-7777 or Frank N. Hawkins, Jr. or Julie Marshall at Hawk Associates, Inc.
(305) 852-2383. Copies of KTI press releases, SEC filings, current price quotes, stock charts, analysts' comments and other valuable information for investors may be found on the website http://www.hawkassociates.com.


This release contains various forward looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which represent the company's expectations or beliefs concerning future events of the company's financial performance. These forward-looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Results actually achieved may differ materially from expected results included in these statements.